Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

Charter and Multicultural Leadership Organizations Reach Significant Agreement on Diversity and Inclusion Efforts
Press Release
Charter Communications
January 15, 2016
http://www.prnewswire.com/news-releases/charter-and-multicultural-leadership-organizations-reach-significant-agreement-on-diversity-and-inclusion-efforts-300205135.html

STAMFORD, Conn., Jan. 15, 2016 /PRNewswire/ -- Charter Communications and leaders of leading national civic organizations serving communities of color announced a memorandum of understanding (MOU) that will take effect upon the closing of Charter's pending merger with Time Warner Cable and acquisition of Bright House Networks. New Charter is committed to continuing the diversity and inclusion practices developed by the three companies and will build upon existing diversity efforts in the specific areas of corporate governance, employment and workforce recruitment, procurement, programming, and philanthropy and community investment.

"We are very pleased to have reached this important memorandum of understanding, which reflects our commitment to the fundamental values of diversity and inclusion," said Tom Rutledge, president and chief executive officer of Charter. "Charter strives to reflect the great diversity of the communities we serve in all our business practices as a key component of our continued success."

The MOU identifies specific diversity initiatives and establishes a plan of action to guide the collaborative efforts of New Charter and a wide array of diverse civic and leadership organizations.  As part of the MOU, Charter has committed to a number of concrete actions, including appointing one African American, one Asian American/Pacific Islander and one Latino American to its newly formed board of directors within two years of the close of the transaction. New Charter will also appoint a Chief Diversity Officer who will lead the company's diversity and inclusion efforts. The MOU also includes a number of specific steps New Charter will take to increase diversity among its workforce, improve diversity in the procurement of goods and services, expand programming targeting diverse audiences, and enhance its involvement and investment in organizations serving communities of color.

The following twelve multicultural leadership organizations have agreed to sign the MOU: National Urban League, National Action Network, National Council of La Raza, League of United Latin American Citizens, National Hispanic Foundation for the Arts, SER-National, Hispanic Federation, Asian Americans Advancing Justice I AAJC, OCA-Asian Pacific American Advocates, Media Action Network for Asian Americans, East West Players, and the Asian Pacific American Institute for Congressional Studies.

Support for Charter's Memorandum of Understanding:

National Urban League President and CEO Marc Morial, who led the multicultural organizations that worked with Charter to fashion the MOU, made the following statement:  "The Charter MOU contains the 'best of the best' practices for diversity and inclusion.  Substantively it addresses every one of the key elements of equal service to all communities:  governance, employment, procurement, programming, and community engagement.  Since the effectuation of the MOU is contingent upon the closing of Charter's acquisition of Time Warner Cable and Bright House Networks, we encourage the Federal Communications Commission to afford the proposed transactions expedited consideration."

Rev. Al Sharpton, President of National Action Network provided the following statement regarding the MOU. "This agreement is another marker of progress that brings with it special resonance on Dr. King's birthday - together we are continuing to move closer to achieving his dream of equality in America. The MOU is strengthened by these diverse groups coming together with Charter to affirm their commitment to a future of greater inclusion and diversity. Far beyond just superficial statements, Charter is making concrete assurances to enhance multicultural leadership in corporate governance, their workforce, procurement, programming and community investment. The enactment of the agreement is contingent upon approval of Charter's merger with Time Warner Cable and Bright House - and for that reason we urge regulators to expedite this process."

League of United Latin American Citizens (LULAC) National President Roger Rocha provided support from the Latino community. "We thank Charter for committing to improve diversity and inclusion throughout the company and for its willingness to enhance its services and support of the Latino community. LULAC strongly advocates for companies to do the right thing in the diversity space especially when it comes to the area of telecommunications. This industry is critical to our community's educational and professional success in particular because of the opportunities that come with affordable high speed access to the internet. What has been committed to in the MOU is a significant step for the company and we look forward to working with Charter as they implement its provisions."

Janet Murguia, President and CEO of the National Council of La Raza, said "We believe that the MOU outlines a commitment to working with the Latino community to provide much-needed high speed and affordable internet access, enhanced support for Latino-themed programming in English,  and expanding career and employment opportunities. We welcome the chance to work with Charter on this nascent effort to become a leader in the area of diversity inclusion and engagement."

"Asian Americans are expected to grow to more than 10 percent of the U.S. population by 2060," said Mee Moua, president and executive director of Advancing Justice | AAJC. "Despite our unprecedented growth, we continue to be excluded from diversity and inclusion strategies.  In the media and entertainment industry, our invisibility is perpetuated by the limited acting roles for Asian Americans and Pacific Islanders and the portrayals of our communities that are based on stereotypes and misperceptions. Through this MOU endeavor, New Charter is exercising a leadership opportunity to influence content creation and prioritize programming distribution that accurately reflects the changing face of America, particularly in markets in which there are highly-concentrated AAPI populations, such as Hawaii, New York and Southern California."

Jose Calderon, President of the Hispanic Federation, said "The Hispanic Federation exists to advance the interests and aspirations of the Hispanic community, especially in the areas of education and economic empowerment. We are committed to working with Charter to ensure that the MOU serves and benefits our students and families through a significant expansion of their low-cost broadband programs, the job training and recruitment of Latinos across their urban markets, and meaningful, systemic and long-term philanthropic investments in our communities."

About Charter
Charter (NASDAQ: CHTR) is a leading broadband communications company and the fourth-largest cable operator in the United States. Charter provides a full range of advanced broadband services, including Spectrum TV™ video entertainment programming, Spectrum Internet™ access, and Spectrum Voice™. Spectrum Business™ similarly provides scalable, tailored, and cost-effective broadband communications solutions to business organizations, such as business-to-business Internet access, data networking, business telephone, video and music entertainment services, and wireless backhaul. Charter's advertising sales and production services are sold under the Spectrum Reach™ brand. More information about Charter can be found at charter.com

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SOURCE Charter Communications

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.